SHARE PLEDGE AGREEMENT

DATED March ____, 2005

BETWEEN

N8C Resources Inc.
(as Pledgor)

AND

Chen, Yulin
(as Pledgee)

in respect of the shares in

Highland Mining Inc.

DEED OF SHARE PLEDGE

THIS DEED OF SHARE PLEDGE (“Deed”), dated as of March _______, 2005, is made by:

N8C Resources, Inc. (“N8C”) a Cayman Islands company with an address at PO Box 1968 GT, 94 Point Four Street, Grand Cayman, Cayman Islands (the “Pledgor”);

in favour of:

Chen Yulin, a citizen of China with an address at Room 2014, Block 2, No. 41 Xi Zhi Men Jiao Dai Dong Road, Beijing City, People's Republic of China, Fax: (86 10) 6202 8274 (the “Pledgee”).

The Pledgor and the Pledgee are also each referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Pledgee, together with Wang Zhi, Leung Chi Ming, Leung Yuet Mei, Tibet Tianyuan Minerals Exploration Ltd., China NetTV Holdings Inc., Continental Minerals Corporation (“KMK”), Highland Mining Inc. (“Highland”), and Hunter Dickinson Inc., have entered into an Option Agreement dated December 23, 2004 (the “Option Agreement”);

WHEREAS, KMK wholly owns the Pledgor and has assigned its rights and obligations under the Option Agreement to the Pledgor;

WHEREAS, the Pledgor, in accordance with Section 3 of the Option Agreement, has exercised its option to purchase from the Pledgee 50% of the issued and outstanding shares in the Highland; and

WHEREAS, under the terms of the Option Agreement, the Pledgor has agreed to pledge such purchased shares to the Pledgee so that they can be returned to Pledgee if certain obligations of the Pledgor are not met under the Option Agreement.

NOW, THEREFORE, in consideration of the matters referred to in the Recitals above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions.

1.1	In this Deed, the following words and expressions shall have the following meanings:

“Act” means the International Business Companies Act 1984 of the BVI.

“BVI” means the British Virgin Islands.

“Escrow Agent” means Blake Cassels & Graydon LLP, Attn Wei Shao, which will hold the certificates evidencing the Pledged Shares for the Parties pursuant to the Escrow Agreement

“Escrow Agreement” means the agreement of even date herewith between the Escrow Agent, the Pledgee and the Pledgor pursuant to which the Escrow Documents will be held in connection herewith and the Option Agreement by the Escrow Agent.

“Escrow Documents” means the Pledged Shares and the Power of Attorney executed by the Pledgor in relation to the Pledged Shares.

“Pledged Shares” means the “First Option Shares” as defined in the Option Agreement respecting 50% of the issued and outstanding share capital of Highland which are to be purchased by the Pledgor on or before January 25th, 2005 under the Option Agreement.

“Power of Attorney” means the power of attorney executed by the Pledgor and attached to the Escrow Agreement.

“Registered Agent” means TrustNet (BVI) Limited) of BVI, having a representative office “TrustNet (Hong Kong) Limited” in Hong Kong, being the registered agent of Highland and/or any such other person as may be appointed from time to time as the registered agent of Highland.

“Secured Obligations” means the payment obligations of the Pledgor pursuant to Sections 3, 5 and 6 of the Option Agreement.

“Shareholders Agreement” means the Shareholders Agreement dated December 23, 2004 among Highland, Tibet Tianyuan Minerals Exploration Ltd., China NetTV Holdings Inc., KMK and Wang Zhi.

1.2
Words and expressions defined in the Option Agreement shall, unless otherwise defined herein or unless the context otherwise requires, have the same meaning when used herein and the provisions relating to interpretation set out in the Option Agreement shall be deemed incorporated into this Deed as if specifically set out herein.

1.3
Where the context admits, the singular includes the plural and vice versa. References to the Pledgor, the Pledgee or any other person shall, where applicable, be deemed to be reference to or include their respective successors and assigns.

1.4
Any schedules attached hereto shall for all purposes form part of this Deed and the expression “this Deed” shall mean this Deed, as amended, varied, novated, or substituted from time to time, including any and all schedules.

2.	Pledge and Release.

2.1
In order to secure and provide for the Secured Obligations, the Pledgor hereby grants a first fixed charge (to secure the Secured Obligations only) over the Pledged Shares in favor of the Pledgee and pledges to the Pledgee the Pledged Shares. For greater certainty, the fixed charge shall not secure nor constitute a charge against the Pledged Shares for any other obligation, claim, amount or liability arising between the Pledgor and Pledgee or any other person.

2.2
The Pledgee may (i) enter a statement in the register of members of Highland that the Pledged Shares are pledged to the Pledgee pursuant to this Deed; and (ii) file a copy of the register of members of Highland as amended pursuant to this Section 2.3 with the Registrar of Corporate Affairs in the BVI in accordance with section 111A of the Act.

2.3
Upon fulfillment of the Secured Obligations by the Pledgor, or as otherwise provided for under the Escrow Agreement, the Escrow Documents shall be released from this Deed and the escrow created by the Escrow Agreement, pursuant to the terms of the Escrow Agreement.

3.	Delivery of Escrow Documents to Escrow Agent

Concurrent with execution of this Deed, the Pledgor and Pledgee shall execute the Escrow Agreement, and the Pledgor shall promptly deliver to the Escrow Agent all certificates or instruments representing or evidencing the Pledged Shares and signed but undated Power of Attorney in relation to transfer of the Pledged Shares.

4.	Representations and Warranties.

The Pledgor represents and warrants to the Pledgee that:

4.1
The execution, delivery of this Deed and the performance of its obligations hereunder are within the Pledgor's powers, have been duly authorized and are not in conflict with applicable law or the memorandum and articles of association of Highland or the terms of any indenture, agreement or undertaking to which the Pledgor is a party or to which the Pledgor or any of the Escrow Documents is bound or affected; and

4.2
No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the pledge by the Pledgor of the Escrow Documents pursuant to this Deed or for the execution, delivery or performance of this Deed by the Pledgor;

5.	Voting and Other Rights.

Notwithstanding the pledge of the Pledged Shares under this Deed, the Pledgor shall, while this Deed is effective, retain full beneficial ownership of the Pledged Shares, including, without limitation, the right to vote such shares and to hold such shares for all purposes under the Shareholders Agreement.

6.	Cost and Expenses.

The Pledgor and the Pledgee shall pay their or its own costs, including attorneys' fees, in relation to the performance of this Deed.

7.	Care Custody and Release.

After the Escrow Documents are delivered to the Escrow Agent pursuant to Section 3 of this Deed, the Escrow Agent shall exercise reasonable care in the custody and preservation of the Escrow Documents in its possession pursuant to the Escrow Agreement and shall deal with them and/or release them to one of the Parties in accordance with the terms of the Escrow Agreement. A release from the Escrow Agreement shall be deemed to be a release from this Deed.

8.	Governing Law.

This Deed shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.

9.	Others.

Sections 15.2 though 15.13 of the Option Agreement shall apply to this Deed mutatis mutandis.

10.	Deed of Undertaking.

The Pledgee undertakes to cause Highland to execute a deed of undertaking in the form of Schedule 1 attached hereto, concurrently herewith.

IN WITNESS WHEREOF each of the Parties has executed this Deed as of the date first written above.

SIGNED by Chen Yulin	)	Witness:
and thereby executed as his Deed :	)
)
)
Signature	)	Printed Name:

SIGNED by ________________________	)	Witness:
duly authorized on behalf of	)
N8C Resources Inc.	)
and thereby executed as its Deed	)
)
)
Signature	)	Printed Name:

Schedule 1

Deed of Undertaking

THIS DEED OF UNDERTAKING (this “Deed”) dated as of ______________, 2005 is given by Highland Mining Inc. (“Highland”) in favor of Chen, Yulin (the “Pledgee”).

Words and expressions defined in the Deed of Share Pledge shall, unless otherwise indicated, have the same meaning when used in this document.

Highland hereby acknowledges and accepts the terms of the Deed of Share Pledge (the “Deed of Share Pledge”) of even date herewith by and between N8C Resources Inc. (the “Pledgor”) and the Pledgee, and hereby:

(a)      agrees not to engage in any act or deed with respect to the relevant Pledged Shares which would be contrary to the terms contained in the Deed of Share Pledge or which would cause the Pledgor to be in breach thereof without the consent of Pledgee and Pledgor;

(b)       agrees not to, without the prior consent of the Pledgee to redeem any of the Pledged Shares;

(c)       undertakes to perform any acts required to be performed by Highland pursuant to the Deed of Share Pledge, and shall, without limitation, procure that the procedures contemplated in Section 2 of the Deed of Share Pledge are, insofar as relevant to Highland, duly completed;

(d)      agrees that in the event of a breach by it of the undertakings given by it in this Deed, the Pledgee could not be properly compensated by an award of damages, and that the Pledgee would in the ordinary course be entitled to an injunction restraining any breach of the undertakings which Highland may threaten and intend; and

This undertaking is governed by British Virgin Islands law. Highland submits to the non-exclusive jurisdiction of the courts of the British Virgin Islands with respect to any disputes arising out of or in connection with this letter for the benefit of the Pledgee, and agrees that it will not contest the jurisdiction of such courts on the grounds that they are inconvenient forum or otherwise.

IN WITNESS WHEREOF Highland has executed this Deed as of the date first written above.

SIGNED by _______________________	)
duly authorized on behalf of	)
Highland Mining Inc.	)
and thereby executed as its Deed	)	Signature
)
)

)
Witness
Printed Name: _____________________